One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000 | Fax: 404-881-7777

David S. Park	Direct Dial: 404-881-7411	Email: david.park@alston.com

April 18, 2023

VIA EDGAR

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561 Attention: Mr. Todd K. Schiffman
Re:	Colony Bankcorp, Inc. Registration Statement on Form S-3 Filed March 16, 2023 File No. 333-270613

Dear Mr. Schiffman:

On behalf of Colony Bankcorp, Inc. (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in its letter dated April 14, 2023 (the “Comment Letter”), regarding the above-referenced registration statement on Form S-3 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comment and is submitting concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to such comment. We are also sending, under separate cover, a marked copy of the Amendment showing the changes from the Registration Statement filed on March 16, 2023.

General

1.In light of recent market events and activities within the banking sector, pursuant to Item 11 of Form S-3, please describe any material impact these events and activities have had on your financial condition, operations, customer base, liquidity, capital position and risk profile. In this regard, advise us of the extent of any significant changes by management regarding interest rate risk and asset/liability management policies. Additionally, advise us whether you have a Chief Risk Officer and if not, who handles such duties.

Response: In response to the Staff’s comments, the Company has expanded the disclosure in the Amendment under the “Risk Factors” section to clarify that the recent market events and developments within the banking sector have not had a material impact on the Company’s
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financial condition, operations, customer base, liquidity, capital position or risk profile, nor did it require the Company to make any significant changes to its interest rate risk and asset/liability management policies in response thereto. The Company has also expanded its disclosure in the Amendment to describe certain actions it has taken in response to these recent market events, and to further clarify that the Company’s Board of Directors continues to work closely with the Company’s management and Chief Risk Officer to oversee and identify current and emerging enterprise risks.

We thank the Staff for its courtesies and consideration of the Company’s response. If the Staff needs any additional information or has any questions regarding the foregoing response, please do not hesitate to contact the undersigned at (404) 881-7411 or david.park@alston.com.

Sincerely,

/s/ David Park

David Park

cc: T. Heath Fountain, Chief Executive Officer and Acting Chief Financial Officer

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